Exhibit 99.1

Investor Relations Keep abreast of the results for the 3rd quarter of 2021: Disclosure on the Investor Relations• website: November 3 after B3 and NYSE trading hours. Conference calls: November 4 Portuguese 08 a.m. (EDT) 09 a.m. (Brasilia time) add to calendar more information D itau.com.br/investor-relations Investor Relations Information about ltau Unibanco’s results and strategy Individuals investor relations relacoes.investidores@itau-unibanco.com.br (55-11) 2794-3547 Institutional investor relations iir@itau-unibanco.com.br English 10:15 a.m. (EDT) 11:15 a.m. (Brasilia time) add to calendar Custodian Bank Consult your stock position or update your registration (working days from 9 a.m. to 6 p.m. Brasilia time) (55-11) 3003-9285 A DRs BNY ADRS 1888 269-2377 (calls from the U.S.) or (1-201) 680-6825 (calls from outside the U.S.)